KRAMER LEVIN NAFTALIS & FRANKEL LLP

                               February 17, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	The Victory Portfolios (the “Registrant”)
File Nos. 33-8982, 811-4852

Ladies and Gentlemen:

This letter addresses comments on Registrant’s Post-Effective Amendment No. 89, filed on December 4, 2009 under Rule 485(a) of the Securities Act of 1933, as amended, provided telephonically to me by Mr. Houghton R. Hallock, Jr. on February 12, 2010.  I have attempted to discuss each comment in the order it was communicated to me.

The following comments relate to the Summary Prospectus cover page, which was included in the filing for review by the staff:

Comment: Provide the date of the referenced statutory prospectus and statement of additional information.

Response: The date of the statutory prospectus and statement of additional information will be included in the final version of the cover page to the Summary Prospectus.

Comment: Add the word “Statutory” to the reference to the Fund’s Prospectus.

Response: The word “Statutory” will be added in the appropriate place.

Comment: Regarding the incorporation by reference of the Fund’s Statutory Prospectus and Statement of Additional Information, Registrant should review Rule 498(b)(3)(ii).  The staff is concerned about incorporating by reference to a document that incorporates by reference another document (the SAI incorporates the annual report).

Response: We have reviewed Rule 498(b)(3)(ii).  While we believe that it would be appropriate to specifically incorporate the Fund’s annual report as well as the Statutory Prospectus and Statement of Additional Information, it is not possible in this case because the Fund is a new series and has no annual or semi-annual report.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 17, 2010

The following comments relate to the Fund’s Statutory Prospectus filed as Part A of the Post-Effective Amendment:

Comment: Footnotes 1, 2, 3 and 4 to the fee table should be deleted.

Response: Those footnotes have been deleted.  Only footnotes indicating that other expenses are estimated and that there is a contractual expense cap remain.

Comment: The summary should be formatted in a way that makes clear that the expense example and the portfolio turnover section are each sub-sections of “Fees and Expenses of the Fund.”

Response: The prospectus has been reformatted to comply with this comment.

Comment: In Principal Investment Strategies, clarify what is included as equity securities under the 80% requirement of the names rule and add the 60-day notice provision if the policy is changed.

Response: Registrant agrees that investments in equity securities are subject to the names rule and the disclosure will be revised to clarify what is to be included as an equity security.  This disclosure may be further revised in the Fund’s 497(c) filing.  In addition, the 60-day notice provision has been added.

Comment: The staff has taken the position that a fund with global in its name must invest at least 40% of its net assets outside the US.

Response: Registrant appreciates the staff’s comment and is considering it.  Registrant is concerned, however, that this position is not published and is not being followed by all global equity funds.  A number of global equity funds that we looked at made no reference to what percentage of their net assets would be invested outside the US.  Registrant believes that the 40% requirement could put it at a competitive disadvantage.  We will advise the staff of the final decision regarding this comment.

Comment: Include in the investment strategies discussion the use by the adviser of the life cycle-based approach to selecting securities.

Response: A summary of that discussion has been included in the investment strategies section of the Summary.

Comment: Remove all cross references from the Summary.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 17, 2010

Response: All cross references not specifically permitted by Form N-1A have been removed.

Comment: Purchase and Sale of Fund Shares – Remove the discussion of pricing an order and determining NAV.

Response: The referenced disclosure has been removed and the section has been restructured.

Comment: Remove the “Introduction” from the disclosure following the summary.  The section gives the impression that a new or different prospectus is being started.

Response: The reference to an introduction has been removed and the section has bee restructured to clarify certain defined terms.

Comment: All of the information provided in response to Item 9 of Form N-1A should be disclosed together and not be separated by information that does not apply to the Fund’s investment strategies.  In particular, the disclosure of the types of investments should be moved to the discussion of how the adviser makes its investment decisions.

Response: The disclosure of the types of investments has been moved and that disclosure is followed by the disclosure of the principal risks associated with investing in the Fund.

Comment: In response to Item 9, disclose only those types of investments that are related to the Fund’s principal investment strategies.

Response: The disclosure will be reviewed to comply with this comment.

Comment: The Prospectus disclosure should address only principal risks.  All principal risks disclosed in response to Item 9 should be summarized in the Summary.

Response: Registrant has reviewed the risk section of the Prospectus and will include only principal risks.  All principal risks disclosed in response to Item 9 will be summarized in the Summary.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 17, 2010

Registrant has asked me to convey its appreciation of the staff’s review.  The comments have been very helpful in understanding the staff’s expectations regarding the amendments to Form N-1A.

If you have any questions, please feel free to call me at 212-715-9512.

Sincerely,

                    /s/ E. Elliott Cohan
S. Elliott Cohan
Counsel

cc:	Houghton R. Hallock, Jr.
Christopher K. Dyer
Nathan J. Greene
Jay G. Baris